SHIN CORPORATION

November 26, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail S
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 102/2003**

  Subject: Notification of Disposition of Ordinary Shares of the Company's Subsidiary.

  Date: November 26, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 12/3

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
03 DEC -2 AM 7:21 **Date November 26, 2003**

SH 102/2003

November 26, 2003

Re: Notification of Disposition of Ordinary Shares of the Company's Subsidiary

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to inform you that AD Venture Co., Ltd. (ADV), a subsidiary of SHIN, has disposed the ordinary shares of Shineedotcom Co., Ltd. (Shinee) to Mutsui & Co., Ltd. The details are as follows:

Date of transaction Within December 2003.

The parties involve

AD Venture Co., Ltd., a 90.91 percent held by SHIN.

Shineedotcom Co., Ltd., a 99.99 percent held by ADV.

Mitsui & Co., Ltd. (Mitsui).

SHIN and ADV do not have any relation with Mitsui.

The general characteristics of the transaction

Mitsui will invest at 30 percent stake , totaling Baht 99.99 million, in Shinee by acquiring Shinee newly issued and existing shares held by ADV. The details are as follows:

1. Newly issued shares : Shinee will increase paid-up capital by 9 million shares at par value of Baht 10, totaling Baht 90 million to Mitsui.
2. Existing shares : ADV will sell its holding in Shinee of 2.7 million shares at Baht 3.7 per share totaling Baht 9.99 million to Mitsui.

The size of the transaction is not considered being the acquisition and disposition of assets of listed companies.

The detail of the investment

The company name Shineedotcom Co., Ltd. (Shinee)

The nature of its business To develop wireless content and applications.

Registered and paid-up capital before the transaction Baht 300 million (Baht three Hundred million).

Registered and paid-up capital after the transaction	Baht 390 million (Baht three Hundred ninety million).
Par value	Baht 10.
Book value per share before the transaction	Baht 2.68.
Number of disposed shares	11,700,000 (Eleven million and seven hundred thousand) shares.
Average selling price per share (Total new shares and existing shares)	Baht 8.55.
Proportion of share holding before the transaction	99.99 percent of paid-up capital of Shinee.
Proportion of share holding after the transaction	70 percent of the paid-up capital of Shinee.
The total value of the transaction	Baht 99.99 million.
The Basis used to determine the value of transaction	Discounted cash flow.
The purpose of the disposal	To strengthen the competitive advantage of Shinee and support content aggregator position by providing various contents that meet the international standard.